Exhibit 99.1

PONY AI Inc. Receives Luxembourg’s Autonomous Vehicle of Robotaxi Testing Permit, Establishes Its First European Hub for Research and Testing

New York, April 3, 2025—Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced it has received a permit from Luxembourg’s Ministry of Mobility and Public Works to begin Level 4 (L4) Robotaxi testing. This pivotal milestone comes as Pony.ai establishes its first dedicated European research and testing hub in Luxembourg, making it the first autonomous vehicle company to do so. Pony.ai’s current testing permits across China, the United States, South Korea and Luxembourg now enable it to move closer to building a world of safer, more efficient and accessible autonomous mobility.

Pony.ai’s autonomous vehicle testing will be conducted in partnership with Emile Weber, Luxembourg’s leading mobility solutions provider. The collaboration combines Pony.ai’s cutting-edge autonomous technology with Emile Weber’s extensive transportation expertise, spanning public and private transit, taxis, vehicle rentals, and tourism operations.

“Pony.ai is honored to be among the first companies awarded a permit for autonomous vehicle testing in Luxembourg,” said Dr. James Peng, Co-founder and CEO of Pony.ai. “The country offers an ideal environment for our European operations due to its central location, supportive regulatory framework, and commitment to innovation in mobility. Our partnership with Emile Weber provides valuable local expertise as we begin testing our technology in European conditions. We thank Luxembourg’s Ministry of Mobility and Public Works for their confidence in our technology, and look forward to a collaborative and productive partnership as we work to integrate autonomous solutions into Luxembourg’s future transportation ecosystem.”

Luxembourg’s Minister for Mobility and Public Works Yuriko Backes said: “The issuance of the testing permit marks an important milestone for the future of mobility. Autonomous driving is a major innovation that can transform our daily lives. The government is pleased to support companies like Pony.ai in their quest for new technologies and is committed to supporting initiatives that aim to make mobility safer and more efficient.”

Throughout 2024, Pony.ai has systematically built its European presence with a series of strategic developments. In March, Pony.ai signed a Memorandum of Understanding (MoU) with the Government of the Grand Duchy of Luxembourg to jointly explore the development of autonomous mobility solutions. In September, Pony.ai formally established its European division and hub in Luxembourg, now serving as the foundation for the Company’s R&D and testing initiatives in the region. In October, the Company entered a partnership with Emile Weber to research, develop, and pilot autonomous vehicles solutions in Luxembourg.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: http://ir.pony.ai.

About Pony.ai Europe

Pony.ai Europe (Pony.ai Europe S.à r.l.) is the European division of Pony.ai, a global leader in autonomous driving technology. Headquartered in Luxembourg, the company is well-positioned to expand its cutting-edge autonomous mobility solutions across Europe. Luxembourg’s status as an innovation hub provides an ideal environment for Pony.ai to advance its research and operations.

About the Emile Weber Group

Emile Weber is one of the leading companies for travel and mobility services in Luxembourg and the Greater Region with almost 150 years of experience. The family-owned company offers high-quality travel and mobility solutions for private and business customers. With a focus on innovation and sustainability, combined with traditional family values, Emile Weber operates a state-of-the-art fleet, including hybrid and electric vehicles, ensuring exceptional mobility and travel experiences throughout Luxembourg and beyond.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

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Christensen Advisory

Email: pony@christensencomms.com